Ellen Oran Kaden	Campbell Soup Company
Senior Vice President	1 Campbell Place
Law and Government Affairs	Camden, NJ 08103

856.342.6125 856.342.5216 fax

ellen_kaden@campbellsoup.com
June 3, 2008
Mr. H. Roger Schwall
Assistant Director — Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re: File No. 001-03822
Dear Mr. Schwall:
This letter is submitted on behalf of Campbell Soup Company in response to two oral comments, comprising in substance a single further request, that we received from the Staff in a telephone call on May 29, 2008.
Background
On February 14, March 26 and May 2, 2008, the Company submitted responses to comment letters from the Staff dated January 31, March 14 and April 18, 2008, respectively, relating to the Company’s disclosures in our Form 10-K for fiscal year 2007, our 2007 Proxy Statement, and our Form 10-Q for the first fiscal quarter of 2008. The letters from the Staff included, inter alia, comments requesting information about our intended future proxy disclosures concerning various aspects of the Company’s executive compensation programs. We responded in detail to these requests.
In the telephone conversation on May 29, the Staff requested that we submit one further response letter in order to present, in consolidated form, the information provided in our previous response letters about our intended future proxy disclosures on two specific aspects of the Company’s executive compensation program: the determination of base salaries, and the determination of awards paid to participants in the Company’s Annual Incentive Plan. The Staff requested that we compile in this further letter the language we used in our previous letters to address these two subjects, and indicated that our doing so would address the Staff’s remaining concerns in this review.
Set forth below are compilations of the information we provided in our previous responses concerning our intended future proxy disclosures on these two matters. Some material has been reorganized in the interest of clarity, and portions of the prior responses have been edited to eliminate repetition and omit our legal analysis of the applicable disclosure requirements. To the extent possible, however, the descriptions below track the language that appeared in our previous responses on these two subjects. As we have previously noted, we will disclose the information set forth below in our future proxy statements only if and to the extent it remains accurate at the time the Company files its proxy statement in October of each year.
Intended Future Disclosures Relating to the Staff’s Previous Comments Concerning Base Salaries
The Compensation and Organization Committee of the Board of Directors (the “Committee”) considers a number of factors in determining individual base salaries, including the scope of an individual’s job responsibilities, his or her individual contributions, business performance, job market conditions, the Company’s salary budget guidelines, and the individual’s current base salary as compared with those of persons in similar positions at other companies in the Compensation Peer Group. The Committee does not utilize a mathematical formula in which these factors or their interrelationships are quantified and weighted (either in general, or with respect to any individual executive). During a particular year, one factor or group of factors may play a more significant role in the determination of an executive’s base salary than in other years, based on the Committee’s judgment and discretion.
An executive’s individual performance may be assessed based upon any of his or her demonstrated leadership skills, accomplishment of objectives, business unit or functional accountabilities, and personal contributions. A broad range of factors relevant to each of these areas, generally qualitative in nature, may be considered in this assessment. The Committee’s judgments regarding base salaries are also strongly influenced by the judgments and recommendations of the Chief Executive Officer with respect to the named executive officers other than himself. In the case of the CEO’s base salary, the assessment is made by the Committee.
Named executive officers, like other executives of the Company, have annual performance objectives which include individual goals that relate to the business performance of the Company and/or the individual’s business unit or corporate function. As indicated above, the extent to which an executive attains these objectives is one of the factors considered in determining his or her base salary for the following year. However, no single individual performance factor or specific set of individual or business performance factors is dispositive in this determination, and no specific factor or specific set of factors was material to the determinations concerning base salary increases for fiscal 2008 for any of the named executive officers.
Intended Future Disclosures Relating to the Staff’s Previous Comments Concerning the Annual Incentive Plan
Since fiscal 2003, the Committee has used a Company “scorecard” in which many quantitative and qualitative goals for the Company as a whole are established at the beginning of each fiscal year for the purposes of the Annual Incentive Plan. The goals defined in the scorecard fall within four key measurement areas relating respectively to the Company’s financial, strategic, operational and marketplace objectives. Goals identified in each area include a mix of quantitative and qualitative factors. Corresponding goals, consistent with the total Company scorecard, are established for the respective business units. The goals listed in the scorecard are not weighted in any manner.
The Company scorecard adopted in connection with the administration of the Annual Incentive Plan for fiscal 2008 included approximately one hundred performance goals. In the financial area, for example, some of the quantitative goals for fiscal 2008 related to net sales, earnings before interest and taxes, earnings per share, profit margins, administrative expenses, marketing expenditures, free cash flow, and return on invested capital. Qualitative financial goals included, for example, quality of earnings and Company performance against the Performance Peer Group in sales and earnings growth. Marketplace goals included, for example, quantitative measures relating to consumption, and objectives relating to growth in market share for products sold by the Company’s 21 business units. Operational goals included, for example, objectives relating to the success of new product launches, growth in distribution, the effectiveness of advertising campaigns, and improvements in employee engagement. Finally, goals in the strategic area included, among other things, objectives relating to the progress of research and development projects, new product development, portfolio optimization, and other key strategic platforms.
After a fiscal year has ended, the Committee assesses total Company performance in light of the goals enumerated in the scorecard for that year, and, based on that assessment, determines the aggregate amount of the incentive pool for the total Company for that year. Comparable judgments are made with respect to the achievement of the goals defined in the corresponding business unit scorecards. The Committee’s determination of the overall Company score and the determinations of business unit scores are not based on any mathematical calculation or formula, and do not focus on any single performance goal. This plan intentionally provides substantial opportunity for the exercise of judgment and discretion by the Committee in determining the overall Company score and the overall scores for the respective business units. In any given year, the Committee’s assessment of total Company performance may range from 0% to 175%. For fiscal year 2008, the Committee decided upon a total annual incentive pool of [TBD%] of the target pool.
Each participant in the Annual Incentive Plan has an annual incentive target, which is a percent of base salary approved by the Committee at the beginning of the year for each executive salary level. Within the limits of the total annual incentive pool, the award paid to a participant for a given year is determined by multiplying his or her annual incentive target for that year by (x) a percentage representing the assessment of the performance of the participant’s business unit, or, if the participant is a member of the corporate staff (that is, not within a business unit), the percentage representing the Committee’s assessment of total Company performance for the year; and (y) a percentage representing an assessment of the participant’s performance against the individual objectives established for that participant at the beginning of the fiscal year. The amount of the annual incentive award paid to an executive officer in the Annual Incentive Plan for any given year may vary from 0% to 200% of his or her individual incentive target for that year.
At the beginning of a fiscal year, the Committee also establishes a performance goal for the Annual Incentive Plan that is applicable only to executive officers. This goal is referred to as the “162(m) performance goal.” The 162(m) performance goal for fiscal 2008 required that the Company achieve 80% of its EPS goal for the year. In order for an executive officer to be eligible to receive the maximum payment of 200% of his or her annual incentive target, the Company must meet the 162(m) performance goal for the year. However, the Company’s achievement of the 162(m) performance goal does not assure that an executive officer will receive the maximum incentive award, because the Committee has retained “negative discretion” to reduce the award based upon the assessment of the performance of his or her business unit (or, in the case of an executive officer who is a member of the corporate staff, the assessment of total Company performance) in light of the goals set forth in the scorecard, and the assessment of his or her individual performance against individual annual objectives. The Committee has consistently exercised its negative discretion in determining annual incentive payments to executive officers. Although the Company has regularly achieved the 162(m) performance goal established annually by the Committee, no named executive officer has received an award equal to the maximum potential payment.

As indicated above, payments made to participants in the Annual Incentive Plan are influenced by their managers’ assessments of individual performance against objectives established for each participant at the beginning of the fiscal year. In the case of named executive officers other than the CEO, the Committee’s assessments of individual performance are based primarily on the CEO’s judgments and recommendations. The assessment of the CEO’s individual performance is made by the Committee itself. However, awards made to named executive officers under the Annual Incentive Plan have historically been so closely tied to the assessment of overall Company performance or, in relevant cases, to the assessments of business unit performance, that determinations relating to individual performance have not generally been a significant differentiating factor for these executives. The annual incentive payments to named executive officers for fiscal year 2008 ranged from [TBD% to TBD%] of target, with an average of [TBD%].
* * *
As requested by the Staff, we acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CAMPBELL SOUP COMPANY
By:	/s/ Ellen Oran Kaden
Ellen Oran Kaden
Senior Vice President Law and Government Affairs

cc:	Douglas R. Conant Robert A. Schiffner Anthony P. DiSilvestro Donna Levy — Securities and Exchange Commission